Exhibit 99.1

News

Release

C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
April 20, 2023

Manulife releases updated statistical information package template reflecting adoption of IFRS 17 and IFRS 9

TORONTO – Manulife has released an updated template for its statistical information package (SIP), which will be used in connection with the reporting of Manulife’s first quarter of 2023 financial results on May 10, 2023. The SIP has been updated primarily to reflect the adoption of IFRS 17 “insurance contracts” and IFRS 9 “financial instruments” effective January 1, 2023. An accompanying summary of changes to the SIP has also been made available to further assist users in understanding the updated presentation.

The SIP template and accompanying summary of changes are available in the IFRS 17 section of Manulife’s investor relations website: manulife.com/en/investors/results-and-reports.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com